Mail Stop 3-09

									January 6, 2005

Michael Schroeder
Vice President, Secretary and General Counsel
National Interstate Corporation
3250 Interstate Drive
Richfield, OH 44286-9000

Re:	National Interstate Corporation
		Registration Statement on Form S-1
	File Number 333-119270, Amendment No. 5

Dear Mr. Schroeder:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Now that we are subject to Securities and Exchange Commission rules and regulations..., page 20

You state that Ernst & Young has characterized your need for improved controls and processes related to financial reporting and need for additional financial reporting resources as a significant deficiency that is not a material weakness. Please describe specifically what conditions and needs caused Ernst & Young to identify the significant deficiency. Also, explain why the significant deficiency did not rise to the level of a material weakness and discuss in greater detail the potential financial impact of the deficiency.

*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Whitnie Storey at (202) 942-2851 or Jim Atkinson (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Michael
Reedich at (202) 942-1815 or me at (202) 942-1840 with any other questions.


Sincerely,



Jeffrey Riedler
Assistant Director


cc:	April V. Boise, Esq.
Thompson Hine LLP
	127 Public Square, Suite 3900
	Cleveland, OH 44114

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